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+1  212  698  3500  Main

+1  212  698  3599  Fax

www.dechert.com

STEPHEN H. BIER

stephen.bier@dechert.com

+1 212 698 3889  Direct

+1 212 698 0682  Fax

May 19, 2020

VIA EDGAR

Mr. Kyle R. Ahlgren

Senior Counsel

United States Securities and Exchange Commission

Division of Investment Management

Washington, D.C. 20549

Re:          Request for Withdrawal of Exemptive Application for First Eagle BDC, LLC et al. (File No. 812-14949)

Dear Mr. Ahlgren:

On behalf of First Eagle BDC, LLC and the additional applicants (collectively, the “Applicants”), we hereby request the withdrawal of the exemptive application (File No. 812-14949) (the “Application”) first filed by the Applicants on September 11, 2018, and subsequently amended on May 28, 2019 and October 17, 2019. The Application requested exemptive relief under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder, permitting certain joint transactions otherwise prohibited by the 1940 Act. The Applicants have chosen not to seek exemptive relief at this time.

If you have any questions concerning the foregoing, please call me at (212) 698-3889. Thank you for your attention to this matter.

Sincerely,

/s/ Stephen H. Bier
Stephen H. Bier

cc:                                Aaron Gilbride, Branch Chief

David O’Connor

Byron Spivack

Thomas J. Friedmann